UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Salagatan 16A

SE-753 30

Uppsala, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 17, 2023, Olink Holding AB (publ) (“Olink” or “Company”) entered into a Purchase Agreement (the “Purchase Agreement”) with Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”). Pursuant to the Purchase Agreement, Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct wholly owned subsidiary of Thermo Fisher, commenced a cash tender offer (the “Offer”) on October 31, 2023 to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs” and, together with the Common Shares, the “Offer Securities”), in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest (such amount per Common Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement, the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Purchase Agreement and Thermo Fisher’s Offer to Purchase dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”). The Offer expired at 5:00 p.m., New York City time, on July 9, 2024 (such time, the “Expiration Time”).

The obligation of Buyer to consummate the Offer was subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there were validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities that, together with the Offer Securities then owned by Buyer or its affiliates and the Offer Securities that will be transferred to Buyer pursuant to the Tender and Support Agreement (as defined below) on July 10, 2024 (the “Closing Date”), represented at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”); and (ii) the expiration of required approvals and clearances under applicable antitrust laws and certain foreign investment laws, as specified in the Purchase Agreement.

Completion of Tender Offer.

As of the Expiration Time, all of the conditions to the Offer, including the Minimum Tender Condition (as described more fully in the Offer to Purchase), were satisfied. Thermo Fisher agreed to cause Buyer to purchase 84,755,626 Common Shares and 37,676,600 ADSs of Olink that were validly tendered and not properly withdrawn prior to the Expiration Time at the Offer Consideration for an aggregate cost of approximately $3.1 billion, excluding fees and expenses relating to the Offer. Thermo Fisher’s agreement to purchase the Offer Securities that had been tendered in the Offer will result in Thermo Fisher’s ownership of approximately 98.2% of the Common Shares of Olink, based on the number of shares outstanding as of July 9, 2024. Thermo Fisher will make prompt payment for the tendered shares of Offer Securities.

Initiation of a Subsequent Offering Period.

In accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Buyer has commenced a subsequent offering period (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 5:00 p.m., New York time, on July 16, 2024.

Compulsory Redemption.

Pursuant to the Purchase Agreement, Buyer will submit a request to the Olink board of directors (the “Board”) to commence a process pursuant to Swedish law for the compulsory redemption of any outstanding Offer Securities held by shareholders who did not tender their securities in the Offer to obtain 100% ownership of the Company by Buyer (the “Compulsory Redemption”) in accordance with Rule 13(e)-3(g)(1) under the Exchange Act and the applicable laws of Sweden.

Notice of Delisting.

The Company (i) notified the Nasdaq Global Market (“Nasdaq”) that Thermo Fisher will request that Olink's Board initiate the Compulsory Redemption, pursuant to the terms of the Purchase Agreement, and (ii) requested that Nasdaq (x) halt trading of the Shares effective as of 8:00 p.m., New York City time, on July 9, 2024 and (y) file with the Securities and Exchange Commission (the “SEC”) a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Common Shares and ADSs under Section 12(b) of the Exchange Act. The Company intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the deregistration of the Common Shares and ADSs and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Exhibit Index

Exhibit No.	Description
99.1	Purchase Agreement by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on October 17, 2023).
99.2	Press Release of Thermo Fisher Scientific Inc., dated July 10, 2024 (incorporated by reference to Exhibit (a)(5)(T) to the Schedule 14D-9/A filed with the SEC on July 10, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer
Date:	July 10, 2024